Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands, except ratios)
Income before income taxes after noncontrolling interests	$701,877	$513,156	$598,631	$379,855	$324,018

Add:
Portion of rents representative of the interest factor	12,726	11,001	9,979	9,356	7,934
Interest expense	126,302	112,512	106,969	87,989	84,623

Income as adjusted	$840,905	$636,669	$715,579	$477,200	$416,575

Fixed charges:
Interest expense	$126,302	$112,512	$106,969	$87,989	$84,623
Portion of rents representative of the interest factor	12,726	11,001	9,979	9,356	7,934

Total	$139,028	$123,513	$116,948	$97,345	$92,557

Ratio of Earnings to Fixed Charges	6.0	5.2	6.1	4.9	4.5